UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, January 19, 2011

To:

BUENOS AIRES STOCK EXCHANGE

ARGENTINE SECURITIES COMISSION

Your Offices

Ref.: Relevant Event. Pampa Energía announces assets acquisition

Dear Sirs,

I address the Argentine Securities Commission and the Buenos Aires Stock Exchange in my capacity as Responsible of Market Relations for Pampa Energía S.A. (“Pampa” or the “Company”) to inform that on the date hereof Pampa has accepted an offer from a group of subsidiaries of AEI (the “Sellers”), subject to the fulfillment of certain conditions precedent usual in transactions of this nature, to acquire whether directly or through its subsidiaries 100% of the equity of AESEBA S. A. (“AESEBA”), a company which owns 90% of the equity and voting rights of Empresa Distribuidora de Energía Norte S. A. (“EDEN”), an electric utility with a concession area in the north and center of Buenos Aires province; and 77.2% of the equity and voting rights of Empresa Distribuidora Eléctrica Regional S. A. (“EMDERSA”).  EMDERSA is the controlling company of Empresa Distribuidora San Luis S. A. (“EDESAL”), Empresa Distribuidora de Electricidad de La Rioja S. A. (“EDELAR”) and Empresa Distribuidora de Electricidad de Salta S. A. (“EDESA”), among other companies.  The agreed price, which will be paid at the closing of this transaction, which cannot occur before a 45 day period from today, is US$ 90 million for the equity of EMDERSA and US$ 50 million for the equity of AESEBA.

Also, Pampa will acquire from AEI 100% of the outstanding bonds issued on April 22, 1997 (the “Bonds”) by Compañía de Inversiones de Energía S. A. (“CIESA”), the controlling company of Transportadora de Gas del Sur (“TGS”) and other credits against CIESA (the “CIESA Debt”), together with the rights over certain current lawsuits related to the Bonds and certain CIESA’s debt restructuring agreements. The Bonds had a principal repayment due on April 22, 2002 and the nominal value of the outstanding Bonds is U$S 199.6 million plus accrued interests, which together with the other liabilities acquired adds up to around US$ 322 million. The acquisition the CIESA Debt and of the rights mentioned above will be done for the amount of US$ 136 million –which will be also be paid at the closing of this transaction, which cannot occur before a 45-day period from today-, with the intention to implement the restructuring agreement executed on September 1, 2005 between CIESA, Petrobras Argentina S. A., Petrobras Hispano Argentina S. A., Enron Pipeline Company Argentina S. A. (“EPCA”), ABN AMRO Bank N. V. Sucursal Argentina and the financial creditors, under which the latter would obtain 50% of CIESA’s equity, which would control 51% of TGS.  In this way, CIESA would finally end the default process to which it was subject for eight years; something that the Company hopes could result in tangible benefits for CIESA, TGS, the shareholders of both companies and the users of the public service provided by TGS under the terms of its license.

Lastly, as part of the transaction reported here, the Company informs that it has obtained an option to acquire the rights over the lawsuit initiated by Ponderosa Assets L. P. and Enron Creditors Recovery Corp. (the “Plaintiffs”) against the Republic of Argentina before the International Centre for Settlement of Investment Disputes (“ICSID”) of the World Bank.

Kind regards,

Romina Benvenuti

Responsible of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2011

Pampa Energía S.A.

By:	/S/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.